July 24, 2007

VIA EDGAR AND FACSIMILE (202) 772-9220

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

405 Fifth Street, N.W.

Washington, DC 20549-0405

Re:

Ridgewood Energy K Fund, LLC

Ridgewood Energy L Fund, LLC

Ridgewood Energy M Fund, LLC

Ridgewood Energy O Fund, LLC

Ridgewood Energy P Fund, LLC

Ridgewood Energy Q Fund, LLC

Registration Statements on Forms 10

Filed April 2, 2007

File Nos. 0-51266, 0-51267, 0-51924, 0-51926, 0-51927 respectively

Ridgewood Energy M Fund, LLC

Registration Statement on Form 10

Filed April 12, 2007

File No. 0-51268

Response letter dated June 8, 2007

Dear Mr. Schwall:

Ridgewood Energy Corporation (“Ridgewood” or the “Manager”), the manager of Ridgewood Energy K Fund, LLC (the “K Fund”), Ridgewood Energy L Fund, LLC (the “L Fund”), Ridgewood Energy M Fund, LLC (the “M Fund”), Ridgewood Energy O Fund, LLC (the “O Fund”), Ridgewood Energy P Fund, LLC (the “P Fund”), and Ridgewood Energy Q Fund, LLC (the “Q Fund”) (collectively the “Funds”) submits this response to the July 3, 2007 comment letter from the staff of the Securities and Exchange Commission (“SEC” or “Commission”) regarding the above referenced amended filings (the “Comment Letter”).

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

July 24, 2007

In previous correspondence with the staff of the SEC, Ridgewood had proposed and the staff had accepted amended Form 10’s for the Funds which consisted the each Funds Form 10-K for the year ended December 31, 2006 covered by a Form 10-A cover page and other additional information. The staff, in the Comment Letter, commented on the Form 10-K’s underlying the Form 10’s.

Ridgewood has carefully considered the staff’s comments in the Comment Letter and will respond as follows:

Ridgewood Energy L Fund, LLC

Form 10-K for the Fiscal Year Ended December 31, 2006

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

1)            SEC Comment:          We have considered your response to comment three from our letter dated April 27, 2007 to file a corrected 906 certification under cover of Form 8-K, and are not in a position to agree with your conclusion. As previously requested, please file a revised certification in an amended document.

Ridgewood Response:           Ridgewood will file a Form 10-K-A for the L Fund containing the corrected Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 but will not file an amended Form 10 for the Fund or otherwise respond to comments from the staff as required by comment 3 of the Comment Letter.

Ridgewood Energy M Fund, LLC

Form 10-K for the Fiscal Year Ended December 31, 2006

Financial Statements

Note 9 Information About Oil and Natural Gas Producing Activities

Table III Reserve Quantity Information (Unaudited), page F-13

2)            SEC Comment:          In response to comment four from our letter dated April 27, 2007 you explain that you inadvertently omitted the disclosure of proved developed reserves, and propose to revise future filings to include such disclosures. We note from your draft disclosures provided, that on a Mcfe basis, approximately 74% of your total proved reserves as of December 31, 2006 were undeveloped. Please revise your disclosure to include such information, and file and amended document.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

July 24, 2007

Ridgewood Response:           Ridgewood does not believe the corrected information requested is material to investors and does not intend to file an amended Form 10-K or Form 10 for the M Fund but will correct the error in future filings with the SEC under Section 13(a) of the Securities Exchange Act of 1934, as amended.

Ridgewood Energy K, L, M, O, P & Q Fund, LLC

Form 10-K for the Fiscal Year Ended December 31, 2006

General

3)            SEC Comment:        In your response to several comments from our letter dated April 27, 2007 you propose to revise disclosures in future filings to address the related comments. If you determine amended documents are necessary to be filed, please ensure you include revised disclosures that address the Staff’s previous comments.

Ridgewood Response:           See response to comment 1, 2, 4 and 5.

Ridgewood Energy O Fund, LLC

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Critical Accounting Estimates, page 23

Proved Reserves, page 23

4)            SEC Comment:         In your response to comment 11 from our letter dated April 27, 2007 you explain that your proved reserve estimates as of December 31, 2006 were made by your internal engineers as the discovery occurred after the completion of your independent engineers study. In order to remedy the inconsistency within the document, and to provide investors with a clear understanding of the situation as of December 31, 2006, please revise your disclosure to clearly explain why your proved reserve estimates as of December 31, 2006 were made by your internal engineers.

Ridgewood Response:           Ridgewood does not believe the corrected information requested is material to investors and does not intend to file an amended Form 10-K or Form 10 but will correct the error in future filings with the SEC under Section 13(a) of the Securities Exchange Act of 1934, as amended.

Mr. H. Roger Schwall

U.S. Securities and Exchange Commission

July 24, 2007

Ridgewood Energy Q Fund, LLC

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Financial Statements, page F-7

Note 10 Information About Oil and Natural Gas Producing Activities, page F-12

Table III Reserve Quantity Information (Unaudited), page F-13

5)            SEC Comment:          In response to comment 13 from our letter dated April 27, 2007 you explain that as of December 31, 2006 your reserves population was entirely proved developed; however, you identified all reserves as proved undeveloped. Please revise your disclosure to correctly identify reserves.

Ridgewood Response:           Ridgewood does not believe the corrected information requested is material to investors and does not intend to file an amended Form 10-K or Form 10 but will correct the error in future filings with the SEC under Section 13(a) of the Securities Exchange Act of 1934, as amended.

Attached as Exhibit A is a written statement from Ridgewood to the SEC acknowledging that (i) Ridgewood is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) Ridgewood may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

Frank E. Lawatsch, Jr.

FEL/ms

Attachment

cc:	Mr. Dan Gulino, General Counsel - Ridgewood Energy (via e-mail)

Exhibit A

WRITTEN STATEMENT OF

RIDGEWOOD ENERGY K FUND, LLC, RIDGEWOOD ENERGY L FUND, LLC,
RIDGEWOOD ENERGY M FUND, LLC, RIDGEWOOD ENERGY O FUND, LLC,
RIDGEWOOD ENERGY P FUND, LLC, AND RIDGEWOOD ENERGY Q FUND, LLC

In connection with the response of the Ridgewood Energy K Fund, LLC, Ridgewood Energy L Fund, LLC, Ridgewood Energy M Fund, LLC, Ridgewood Energy O Fund, LLC, Ridgewood Energy P Fund, LLC, and Ridgewood Energy Q Fund, LLC (collectively, the “Funds”), to the letter from the United States Securities and Exchange Commission (the “Commission”), dated July 3, 2007, acknowledge as follows:

•	The Funds are responsible for the adequacy and accuracy of the disclosures in each of their respective filings of their amended registration statement on Form 10;
•

Comments from the Commission’s staff or changes in the disclosures made on the amended registration statements in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 24th day of July, 2007.

RIDGEWOOD ENERGY K FUND, LLC

RIDGEWOOD ENERGY L FUND, LLC

RIDGEWOOD ENERGY M FUND, LLC

RIDGEWOOD ENERGY O FUND, LLC

RIDGEWOOD ENERGY P FUND, LLC

RIDGEWOOD ENERGY Q FUND, LLC

By: /s/Daniel V. Gulino
Name:	Daniel V. Gulino
Title:	Senior Vice President and General Counsel